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SCI Engineered Materials, Inc. Reports Third Quarter 2007 Results

COLUMBUS, Ohio (November 7, 2007) SCI Engineered Materials, Inc. (OTC Bulletin Board: SCCI), a manufacturer of high quality sputtering targets for select markets in the physical vapor deposition industry, today announced results for the three months and nine months ended September 30, 2007.

Dan Rooney, Chairman, President and Chief Executive Officer, commented, “We are pleased with our performance for the three months ended September 30, 2007, the fifth consecutive quarter of profitability. The results included higher revenues and also reflected upfront investment in marketing, research, and manufacturing capabilities to enable expansion into new markets. SCI was an exhibitor at two tradeshows for the solar and semiconductor industries during the third quarter of 2007, which increased our visibility in both domestic and international markets. During the past year we achieved significant revenue growth and added approximately $1 million of production equipment, a portion of which was for new product development. We also increased staffing in key areas. The initiatives are focused on leveraging SCI’s core competencies and are anticipated to lead to increased diversification of our customer base and markets served. These investments complement our strategy of reinvesting in the business and are expected to benefit SCI’s performance in future quarters.”

Third Quarter 2007 Results

Total revenues increased 25% to $2,589,938 for the third quarter 2007 from $2,064,497 for the same period a year ago. This was principally due to higher sales of Photonics products, and Thin Film Battery products versus the third quarter 2006. Third quarter 2007 revenues were also influenced by increased prices for a high value raw material used in certain Photonics products versus the same period a year ago. The Company’s backlog was $2.3 million at September 30, 2007.

Gross profit rose to $489,633 for the third quarter 2007 from $469,007 for the prior year. The Company’s gross profit margin declined to 18.9% of total revenues for the third quarter 2007 from 22.7% for the same period in 2006. This was due to product mix of certain higher value products that have lower gross margins compared to SCI’s other products.

General and administrative expense declined to $213,111 for the third quarter 2007 from $221,759 a year ago, primarily due to lower professional expenses compared to last year. Selling expense was $123,852 for the third quarter 2007 versus $76,066 a year ago. This 63% increase reflects SCI’s increased commitment to marketing, which includes additional staff to support expanded activities. Additionally, SCI was an exhibitor at the 22nd European Photovoltaic Solar Energy Conference and Exhibition in Milan, Italy in September 2007 and later that month also was an exhibitor at Diskcon USA 2007 in Santa Clara, California, which is focused on the Hard Disk Drive Industry.

Research and development (“R&D”) expense nearly doubled to $108,943 for the third quarter 2007 compared to $58,582 the prior year. This increase is attributable to increased staff and activities associated with Photonic, Solar, Thin Film Battery and Semiconductor applications to accelerate product development, commercialization activities, and time to market.

Net income after dividends on preferred stock was $30,011, or $0.01 per diluted share, for the three months ended September 30, 2007, versus net income of $110,236, or $0.03 per diluted share, for the same period in 2006. The weighted average number of diluted shares outstanding increased 8% to 4,216,320 for the third quarter 2007 from 3,907,837 for the same period last year.

Nine-Month 2007 Results

Total revenue increased 91% to $8,447,689 for the nine months ended September 30, 2007 from $4,423,554 for the same period in 2006. This was primarily due to higher sales of Photonics products, which included purchases of a high value raw material, plus increased sales to Thin Film Battery customers.

Gross profit rose 43% to $1,461,381 for the 2007 year-to-date period from $1,022,520 for the comparable period in 2006. Gross profit margin declined to 17.3% for the first nine months of 2007 from 23.1% last year, reflecting the substantial increase in the price of a high value raw material, whose products have lower margins than SCI’s other products.

General and administrative expenses were essentially flat for the first nine months of 2007 compared to 2006 at $669,423 and $667,013, respectively. Non-cash stock based compensation expense was $36,089 for the nine months ended September 30, 2007 versus $2,700 for the 2006 year-to-date period. This increase was partially offset by lower professional fees for the first nine months of 2007 compared to the prior year. Selling expense rose to $331,703 for the first nine months of 2007 from $210,162 a year ago, due to additional marketing staff, higher travel expense and SCI’s participation in three industry tradeshows in 2007.

Research and development expense rose 75% to $253,980 for the first nine months of 2007 from $144,974 a year ago.

Net income after dividends on preferred stock was $186,706, or $0.04 per diluted share, for the first nine months of 2007 compared to net income of $8,463, or $0.00 per diluted share, for the same period last year. The weighted average number of diluted shares outstanding increased 7% to 4,224,899 for the first nine months of 2007 compared to 3,946,035 the prior year.

2007 Annual Meeting

On August 22, 2007, shareholders approved a change in the corporate name to SCI Engineered Materials, Inc., which is consistent with the Company’s trade name and also better reflects its business focus and long-term growth strategy.

Additionally, all five Directors of the Company were re-elected to serve for terms expiring at the next Annual Meeting of Shareholders.

About SCI Engineered Materials, Inc.

SCI Engineered Materials, Inc. manufactures ceramics and metals for advanced applications such as optical, photonics including solar, thin film batteries, and superconductors. SCI Engineered Materials is a global materials supplier with clients in more than 40 countries. Additional information is available at http://www.sciengineeredmaterials.com.

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, forecasts, and plans of the Company and its management, and specifically include statements regarding further progress in 2007 and plans to increase SCI’s marketing and sales efforts throughout 2007. These forward-looking statements involve numerous risks and uncertainties, including, without limitation, growth initiatives expected to result in increased diversification of customers and markets served, belief that investments will benefit the Company’s performance in future quarters (paragraph 3), development of the thin film battery market, the impact of competitive products and services, the ability to adapt to technological changes, the availability of capital, and other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 10-KSB for the year ended December 31, 2006. One or more of these factors have affected, and could in the future affect, the Company's projections. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company. The Company assumes no obligation to update any forward-looking statements.

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